UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 14, 2007

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2007

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 20, 2006

Dear Mr. Block:

This is in response to your letters dated December 20, 2006 and February 9, 2007 concerning the shareholder proposal submitted to Bear Stearns by the Free Enterprise Action Fund. We also have received a letter from the proponent dated February 2, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner and General Counsel
c/o Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rules 14a-8(i)(7); 14a-8(i)(3)

December 20, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: The Bear Stearns Companies Inc. Shareholder Proposal

Ladies and Gentlemen:

On behalf of The Bear Stearns Companies Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2007 Annual Meeting of Stockholders (the "Proxy Statement"). The Annual Meeting is scheduled for on or about April 18, 2007. A copy of the Proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to The Free Enterprise Action Fund (the "FEAF") to notify it of the Company's intention to omit the Proposal from the Proxy Statement.

A. Factual Background

On November 10, 2006, the Company received a shareholder proposal from FEAF. The Proposal reads as follows:

> Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

Dennis J Block Tel 212 504 5555 Fax 212 504 6666 dennis.block@cwt.com

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and

2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

FEAF also included a supporting statement. FEAF's full letter is attached hereto as Exhibit A.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(7) As Relating to the Conduct of the Ordinary Business Operations of the Company

Pursuant to Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations." The Proposal seeks a report which includes the Company's assessment of the costs, benefits and impact of the Sarbanes-Oxley Act of 2002 ("SOX") on the Company. Because the subject matter of the Proposal relates to the Company's compliance with the legal requirements of SOX and the assessment of the liabilities resulting from such compliance, which the Company already undertakes as a part of its ordinary business operations, we believe that the exclusion provided for in Rule 14a-8(i)(7) applies to the Proposal.

The Commission has stated that the policy underlying the ordinary business exclusion of Rule 14a-8(i)(7) is based on two considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998). The second relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

The exclusionary basis provided in Rule 14a-8(i)(7) is consistent with Delaware General Corporation Law (the "DGCL"). Section 141(a) of the DGCL provides that "the business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." Accordingly, ordinary business operations are to be run by the Company's board of directors without oversight or micro-management by the Company's stockholders.

1. The Proposal Relates to the Company's Compliance with Federal Regulations

The Staff has consistently permitted companies to exclude shareholder proposals that relate to compliance with state or federal regulations. *See, e.g.,* Williamette Industries, Inc. (March 20, 2001) (excluding a proposal that requested a report of the company's environmental compliance program and the facts regarding the financial impact of compliance); Humana Inc. (February 25, 1998) (excluding a proposal that related to the general conduct of a legal compliance program because it was directed at matters relating to the conduct of the Company's ordinary business); and Allstate Corp. (February 16, 1999) (excluding a proposal that requested a report on issues including, without limitation, whether there has been illegal activity by the company and recommendations to controlling the costs of these actions).

Congress enacted SOX in response to corporate and accounting scandals and, as a result, SOX regulates corporate governance and accounting issues for public companies. Subsequently, the Commission issued regulations thereunder and approved new corporate governance listing standards that were proposed and adopted by the New York Stock Exchange and Nasdaq. Because the Company is a public company and a large accelerated filer under the Exchange Act, the Company is regulated by the Commission and is subject to all aspects of SOX. The Proposal therefore directly relates to the Company's compliance with federal regulations, and the Company's establishment of policies and programs to comply with the various requirements of SOX, including the implementation and maintenance of disclosure and internal controls, is clearly an ordinary course business operation. The Company has employed or retained the appropriate staff, internal auditors, independent public accountants, legal counsel and others to ensure compliance with SOX, to oversee any policies and programs implemented in response to SOX, to perform all required testing and to perform any and all other day to day tasks and functions that SOX requires. Because of the broad spectrum of SOX, compliance with SOX flows through many aspects of the Company and preparation of a report would require the Company to focus on micro-level details of ordinary business.

Further, FEAF states in its supporting statement that "[s]hareholders have the right to know how SOX impacts the Company *so they can take appropriate action if warranted.*" (emphasis added) Just as with any state or federal law or regulation, the Company's compliance with SOX is not voluntary. The Company must comply with all provisions of SOX regardless of the cost to, burden or other impact on the Company. Stockholders would therefore be unable to take any action to eliminate any of the Company's compliance programs even if they did not "approve" of the costs or impacts of SOX detailed in the proposed report. In addition, SOX contains detailed and complex accounting and governance regulations. In order to fully comply with SOX, as explained above, the Company has employed talented individuals and retained the necessary consultants and advisors who can help the Company navigate and satisfy all requirements. The Company works tirelessly to ensure that its operations are cost-effective and efficient. Stockholders would not have the ability to oversee all of the SOX-related functions at the Company and do not have the necessary financial, legal or other expertise to micro-manage or control the SOX-related decision-making for the Company's in-house operations or investment banking business. Therefore, even if the stockholders received the information that FEAF is requesting, they would not be able to (i) determine what changes are necessary or even possible with respect to the Company's SOX compliance; (ii) implement any action that they believe would be appropriate; (iii) understand the additional consequences to the Company, unrelated to SOX, that may occur if any changes are made to the Company's policies, programs, staffing or consultant/advisor retention practices or (iv) understand the legal requirements that may govern certain SOX-related decisions or the legal consequences that may occur if any policies or procedures are modified.

Accordingly, because the Proposal relates to the Company's compliance with SOX, we believe that the Proposal is clearly excludable under Rule 14a-8(i)(7).

2. The Proposal Asks the Company to Perform an Assessment of Liabilities

The Staff has consistently permitted companies to exclude shareholder proposals that request a company to assess liabilities and, in June 2005, the Commission released Staff Legal Bulletin 14C summarizing such precedent and providing that if a proposal focuses "on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations," then there is a basis for exclusion under Rule 14a-8(i)(7). Although the Staff Legal Bulletin focuses on shareholder proposals relating to the risks and liabilities regarding the environment and public health, the Staff has permitted exclusion of shareholder proposals relating to the assessment of other topics. *See, e.g.*, JPMorgan Chase & Co. (February 28, 2001) (excluding a proposal requesting that the company's annual report include a discussion of the risks of inflation and deflation on the company) and AT&T Corp. (February 21, 2001) (excluding a proposal requesting a report on the company's policies for involvement in the pornography industry and an assessment of certain liabilities).

The Proposal requests an assessment of (i) the costs and benefits of SOX on the Company's in-house operations and (ii) the impact of SOX on the Company's investment banking business. An internal assessment of the "costs" and "impact" of SOX on the Company, which costs and impact are unavoidable due to the Company's obligation to comply with SOX, is an assessment on the Company's ordinary business operations. Accordingly, the Proposal is essentially requesting an assessment of the liabilities that the Company faces as a result of doing business.

Because the Proposal requests the Company to make an assessment of its liabilities, the Staff should permit the Company to exclude the Proposal from the Proxy Statement.

3. The Proposal Does Not Focus on Significant Social Policy Issues

We acknowledge that the Commission has concluded that ordinary business operation proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." SEC Release No. 34-40018 (May 21, 1998). We believe that application of such exception to the Proposal would be unwarranted.

FEAF states in its supporting statement that "SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business." FEAF also provides quotations from various sources that suggest that the costs of SOX are too onerous and are preventing companies from going public in the United States. Notwithstanding these statements, the Proposal does not raise significant social policy concerns that are directly tied to the Company's operations under Rule 14a-8(i)(7). Criticizing SOX should not serve to transform a Proposal seeking an assessment of the Company's ordinary business operations into one raising any substantial policy matters.

We acknowledge that SOX has ignited debate about the relative costs and benefits of the requirements thereof. However, if FEAF's intent is to use the proposed report to compile data to fuel this debate and/or assert an argument to the Commission or to Congress that SOX is too costly and should be amended, then the Proposal would be directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations. The Staff has previously permitted exclusion of a proposal based on this reason. *See* International Business Machines Corporation (March 2, 2000) (excluding a proposal requesting a report on the potential impact on IBM of pension-related proposals being considered by national policy makers because the proposal appeared to be directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations).

In addition, the Staff has taken the position that if part of a proposal relates to ordinary business, the proposal may be excluded in its entirety even if the proposal appears to address matters outside the scope of ordinary business. *See, e.g.*, Wal-Mart Stores, Inc. (March 15, 1999) (excluding a proposal that requested a report to ensure that the company did not purchase items from suppliers that used forced, convict or child labor or failed to comply with laws protecting employees rights because the report was also to address ordinary business matters). Accordingly, although a proposal may raise social issues, if the proposal also relates to ordinary business operations, the Staff may permit such proposal to be excluded if the social issues are not sufficiently significant. In light of the Staff's permission to exclude the shareholder proposals in the no-action letters cited above notwithstanding the potential social issues raised therein (e.g., child labor, pornography, illegal activities and environmental and health issues), we do not believe that the cost burden on public companies as a result of SOX should rise to a level of significance that would bar the Company from excluding the Proposal.

B. The Proposal is Vague and Misleading and May Be Omitted Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has determined that a proposal is excludable under this rule if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). *See also* Bristol-Myers Squibb Co. (February 1, 1999) (the Staff permitted exclusion of a proposal which was so vague that it precluded shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation). The Staff has also permitted a company to exclude entire shareholder proposals or portions of shareholder proposals and supporting statements when they contained false and misleading statements. *See, e.g.* General Magic, Inc. (May 1, 2000) (the Staff permitted exclusion of an entire proposal) and Sysco Corp. (August 12, 2003) (the Staff permitted exclusion of portions of the supporting statement pursuant to Rule 14a-9).

We believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because its vague and misleading statements do not provide a clear description or instruction as to what actions are required to be taken by the Company if the stockholders approve the Proposal. The first part of the Proposal, which requests an assessment of the "costs" and "benefits" of SOX compliance, may easily be misinterpreted by both the Company and stockholders. It is unclear as to whether the Proposal is limited to the economic costs and benefits or whether the Proposal envisions a more qualitative analysis that would include a public policy evaluation. The second part of the Proposal, which requests an assessment of the "impact" of SOX on the Company's investment banking business, is also ambiguous. The Proposal suggests that the "impact" is different from the "costs" and "benefits," but no explanation is provided as to what exactly the report should include. What additional effects would the Company be required to assess? Because the Company would not be able to identify the ultimate scope of the Proposal if approved by stockholders, to ensure compliance with the Proposal, the Company would have to apply the broadest interpretation possible and spend significant time and incur substantial costs to consider the numerous quantitative and qualitative "costs," "benefits" and "impacts" at every level and in every division of the Company. In addition, disclosure of such a detailed assessment of the Company's costs, benefits and impacts of compliance would likely include disclosure of confidential information that is competitively sensitive.

The Proposal is also misleading because the proponent has included the name of the federal regulation in the title of the requested report—the "Sarbanes-Oxley Right to Know Report." The Proposal therefore suggests that SOX provides stockholders with a legal right to the report being requested and that the proponent is simply seeking full compliance with SOX. Stockholders are not entitled to such a report pursuant to SOX, however, and the proponent is actually criticizing SOX as possibly "harming shareholder value." As a result, the Proposal is misleading and may be excluded under Rule 14a-8(i)(3).

Request

Based on the foregoing, the Company believes that it may omit the Proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

cc: The Free Enterprise Action Fund

EXHIBIT A

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

February 2, 2007

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Bear Stearns Companies, Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a December 18, 2006 request by the Bear Stearns Companies, Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

February 2, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Bear Stearns Companies, Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 18, 2006 request by the Bear Stearns Companies, Inc. ("Bear" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Bear's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Please be advised that the FEAOX did not receive a copy of the Bear Stearns request until January 17, 2007 – almost one month after the date that the FEAOX was entitled to notice under Rule 14a-8. The FEAOX is concerned that this rule violation as well as other potential irregularities associated with Bear's interaction with the Staff – discussed in prior correspondence – may have prejudiced the Staff's review of the Company's request.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is <u>not excludable</u> for any of the reasons claimed by Bear.

THE PROPOSAL

The Proposal states in its entirety:

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and

2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

RESPONSE TO BEAR's CLAIMS

I. Summary of the Proposal

The Proposal requests that Bear prepare a report on the costs and benefits to the Company of the Sarbanes-Oxley Act of 2002 ("SOX"). Although SOX was enacted to improve investor protection and confidence, significant public debate has arisen about whether SOX's costs outweigh its benefits to companies. SOX is a significant social policy that may impose substantial costs on Bear and that also may also impact Bear's business opportunities.

Given the ongoing public debate about SOX, the Proposal views SOX as the sort "significant social policy issue" contemplated in Exchange Act Release No. 40,018 (May 21, 1998). Because the Proposal addresses a significant social policy issue – i.e., balancing the costs and benefits of the investor protection and confidence offered by SOX – that is the subject of considerable public debate, the Proposal is not excludable from proxy materials merely because it may relate in some manner to some aspect of ordinary business operations.
The purpose of the Proposal is in the nature of disclosure. That is, shareholders are entitled to know how the significant social policy issue of SOX impacts their investment in Bear.

The Proposal requests information about costs and benefits incurred by Bear in the implementation of SOX – a similar request to what the Staff previously deemed appropriate for the shareholder proposal in *General Electric Company (January 17, 2006)*. The only difference between the two proposals is that in *General Electric Company*, the global warming policy at issue was self-imposed whereas the instant Proposal focuses on a financial regulatory policy externally imposed on Bear. We believe that the source of the policy is not material with respect to whether the Proposal is excludable. Both global warming and SOX are subjects of considerable public debate that transcends ordinary business operations. As such, SOX constitutes a significant social policy issue of the type discussed in Exchange Act Release 40,018.

The Proposal does not seek to monitor or micro-manage the Company's implementation of SOX; it does not seek to engage Bear in public debate about SOX; it does not contain false and/or misleading statements; and it is not vague or confusing to shareholders.

The Proposal merely requests information that may be material to shareholders and that is not available from any place other than Bear. With the information requested by the Proposal in the hands of shareholders, they may then take any action on their own that they deem appropriate including increasing or decreasing their investment in Bear and/or petitioning the government to amend the law. Without such information, shareholders are effectively left in the dark. Such an outcome is not contemplated by the federal securities laws and cannot be considered as sound public policy.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

Bear asserts that the Proposal is excludable because compliance with SOX is "fundamental to management's ability to run the company on a day-to-day basis" and "could not as a practical matter, be subject to shareholder oversight."

But the Proposal does not in any way seek to interfere with management's ability to run the Company or subject management to inappropriate shareholder oversight. Nor does the Proposal interfere with management's implementation of SOX. The Proposal merely seeks a report on the impacts of SOX on the company.

Bear is the unique repository of information pertaining to the costs and benefits that may be attributable to SOX. Shareholders are entitled to know whether and to what extent laws and regulations may adversely impact their investments. Such disclosure of material information is a basic tenet of the federal securities laws.

Given the information requested by the Proposal, shareholders might then be able to make more informed decisions with respect to increasing or decreasing their investment in Bear or perhaps petitioning the government for appropriate changes in the law. Without the information requested by the Proposal, shareholders are effectively left in the dark – which is contrary to the intent of securities laws and regulations.

The issue at hand is not how management is implementing SOX, but how SOX may be impacting shareholders. The Proposal seeks information about the impacts of SOX on the Company, not oversight of management. The Proposal in no way questions management's compliance with SOX. The Proposal assumes that management is in compliance with SOX. The information requested by the Proposal would shed light on whether the benefits of the law outweigh its costs and thereby provide shareholders with relevant information to make appropriate decisions.

Bear asserts, but does not explain how the Proposal seeks to micro-manage the Company. Without support, Bear's assertion cannot stand.

Bear also asserts that the matters addressed by the Proposal are "too complex" for shareholders to make an "informed judgment." But almost two-thirds (63 percent) of Bear's shareholders are sophisticated institutional investors or insiders. Surely the Proposal's cost-benefit analysis of SOX is not "too complex" for them. Moreover, all shareholders are deemed competent to understand the complex, and often Byzantine, financial disclosures required of all companies. It is not credible to claim that shareholders are incompetent to weigh the costs of SOX against its benefits.

Once again, the Proposal does not intend to interfere with Bear's compliance with SOX. The Proposal merely requests disclosure of information about the impacts of such compliance so that shareholders may make informed investment-related decisions.

II. The Proposal does not request Bear to perform an assessment of liabilities.

The Proposal asks for a report the actual costs and impacts of SOX on Bear. The information requested by the report is simple and straightforward. It does not request Bear to speculate about or perform an internal assessment of risks and liabilities. Bear does not explain or offer any evidence to support its assertion other than its specious effort to confuse "costs" with "liabilities." In an accounting sense, "costs" are on the liabilities side of the ledger, but costs are incurred expenses, not future and conditional liabilities.

III. SOX is a significant social policy issue.

Bear asserts that the Proposal does not come within the "significant social policy issue" exception to the ordinary business exclusion. But SOX is the subject of an ongoing major public policy debate with significant social and economic implications. Consider that:

- The Committee on Capital Markets Regulation just issued a report calling for SOX reform;
- The Securities and Exchange Commission is considering changes in the implementation of SOX;
- SOX compliance costs have been estimated to be as high as $1.4 trillion;
- A sample of recent media headlines spotlighting the debate include, "Sarbanes-Oxley Helps Fill Coffers Of Foreign Bourses, Private-Equity Firms" (Barron's, Oct. 16) and "Sarbanes-Oxley Brings U.S. Firms IPO Earnings Abroad" (Bloomberg.net, October 30, 2006).
- The Proposal itself spotlights several prominent articles in the media concerning the costs and benefits of SOX.

Because SOX has such significant social impacts and is the subject of considerable public debate in the media, government and business world, SOX is a significant social policy issue within the meaning of Exchange Act Release No. 34-12999 (Nov. 22, 1976) and Exchange Act Release No. 34-40018 (May 21, 1998).

IV. The Proposal does not seek to involve Bear in a political or legislative process.

The Proposal quite clearly states,

> Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

The purpose of the Proposal is disclosure to shareholders so that they may use the information as they see fit with respect to their investments.

V. The Proposal does not contain vague and indefinite statements that are materially false and misleading.

Bear asserts that the terms "Sarbanes-Oxley Right-to-Know Report," "costs," "benefits, and impacts" are vague and indefinite statements that would mislead shareholders.

Bear asserts that the Proposal's title "Sarbanes-Oxley Right-to-Know Report" will confuse shareholders into thinking that the sort of report requested in the Proposal is somehow required or contemplated by SOX. This is not a reasonable or fair reading of the entire Proposal. The Proposal points out that there is controversy over the impacts of SOX on companies and that shareholders have the right to know what those impacts are.

The Staff has already determined in *General Electric Company (January 17, 2006)* that the "costs" and "benefits" terminology is not excludable a vague and confusing. Moreover, the

Proposal, in fact, affords Bear much latitude to define the contents of and terms used in the requested report.

Bear's assertion that measuring the "impact" of SOX on the Company's investment banking business won't be understood by shareholders is without foundation. There have been numerous recent articles in major media about how SOX may be impacting the investment banking business.

In addition to those news articles cited in the Proposal's Supporting Statement, recent major media articles spotlight the vigorous debate over the impacts of SOX, including: "U.S. competitiveness is at risk, says report; Sarbanes-Oxley, regulations hampering capital markets' strength, say CEOs (MarketWatch.com, November 30, 2006); and "Sarbanes-Oxley Brings U.S. Firms IPO Earnings Abroad" (Bloomberg.net, October 30, 2006).

Shareholders are quite aware of the debate over SOX's impact on the investment banking business. What shareholders lack, though, is information that the Proposal would provide to help them sort fact from fiction.

There is nothing genuinely vague about the Proposal. In any event, to the extent that uncertainty exists, Bear is free to use its best judgment in determining how to do the report.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Bear's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Bear and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Bear and its counsel. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Bear's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Kenneth Edlow, Bear Stearns Companies
Dennis J. Block, Cadwalader, Wickersham & Taft

CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

February 9, 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: Stockholder Proposal from Free Enterprise Action Fund

Ladies and Gentlemen:

On behalf of The Bear Stearns Companies Inc. (the "Company"), we are writing to reply to the letter dated February 2, 2007 submitted by Steven J. Milloy (the "Proponent's Letter") on behalf of the Free Enterprise Action Fund (the "Proponent") to the staff of the Division of Corporation Finance (the "Staff"), a copy of which is attached hereto as Exhibit A. The Proponent's Letter is in response to the Company's letter dated December 20, 2006 to the Staff seeking to exclude the Proponent's proposal from the Company's proxy materials for its 2007 Annual Meeting. The Proponent's proposal requests that the Company prepare a report on the costs, benefits and impacts of the Sarbanes Oxley Act of 2002 ("SOX") on the Company.

The Proposal Focuses on Ordinary Business Operations

Contrary to the claims made in the Proponent's Letter, we continue to believe, for the reasons set forth in our prior letter, that the Proponent's proposal addresses the Company's ordinary business operations by seeking information about the Company's compliance with federal law and its evaluation of the impact of such government regulation. Accordingly, we believe that the Proponent's proposal is excludable pursuant to Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Staff has recently taken this position and granted no-action relief for the exclusion of the identical proposal submitted by the Proponent to three other investment banking companies. *See* Morgan Stanley (January 8, 2007); Lehman Brothers Holdings Inc. (January 11, 2007) and Merrill Lynch & Co., Inc. (January 11, 2007).

The Proposal Does Not Relate to a Significant Social Policy Issue

We respectfully disagree with the Proponent's argument that the proposal relates to a significant social policy issue because "SOX is the subject of an ongoing major public policy debate." The SEC's "significant social policy issue" exception to the ordinary business

Dennis J Block Tel 212 504 5555 Fax 212 504 6666 dennis.block@cwt.com operations basis for exclusion provided by Rule 14a-8(i)(7) is intended to prevent exclusion of proposals that "would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Amendments to Rules on Shareholder Proposals, Release 34-40018. We do not believe that public debate should convert a proposal seeking an assessment of the Company's ordinary business operations into one that "transcends" ordinary matters and raises significant issues.

The Proponent cites to the Staff's decision not to grant no-action relief for the exclusion of the Proponent's proposal submitted to General Electric Company to support its position. *See* General Electric Company (January 17, 2006) (requiring the company to include a shareholder proposal that sought a report on the data and studies relied upon to formulate the company's climate change policy, the costs and benefits of the company's policy and a Company assessment of the impact of human activity on the global climate). The General Electric proposal is distinguishable from the Proponent's proposal to the Company in many ways, however. First, SOX is a federal law whereas General Electric's policy was internally created. As a result, the Proponent's proposal focuses on the costs and benefits of the Company's actions taken in order to comply with a federally mandated regulation while the costs and benefits with respect to the General Electric proposal are self-imposed. General Electric had a choice as to whether or not to incur the costs whereas the Company does not have such a choice. Second, the report requested of the Company focuses on the costs, benefits and impacts of SOX on the Company itself, not on the investment banking industry or on investors. The General Electric proposal seeks information about the global climate—a concept which has a scope much broader than General Electric itself. Lastly, the issue at hand in the General Electric proposal—General Electric's attempt to address pressing environmental challenges—truly is a significant social issue because the General Electric initiatives to which the proposal referred may impact people's health and help produce cleaner and more efficient sources of energy. We do not believe that an analysis of the costs of doing business under the SOX regime rises to this level of significance and therefore any public debate on SOX should not remove the matter from the ordinary business operations exclusionary basis under Rule 14a-8(i)(7).

Although we acknowledge that the Proponent's proposal relates to legislation, we believe that the Proponent's focus and intent is misplaced and inappropriate. We believe that the Proponent's Letter confirms our prior speculation that the Proponent may use the requested information to compile data to assert an argument to Congress that SOX is too costly. On page 3 of the Proponent's Letter, the Proponent generally asserts that it "does not seek to engage Bear in public debate about SOX." However, in the very next paragraph, the Proponent states that the information proposed to be provided by the Company may be used by shareholders for "petitioning the government to amend the law," and it repeats a similar statement on page 4.

Further, the Mr. Milloy and Thomas Borelli, who own and control the Proponent's investment adviser, wrote an article entitled, "Remember the Shareholder," attached hereto as Exhibit B, in which they describe the Proponent's proposal and explain that the Proponent is requesting information that would put shareholders "in a position to make appropriate investment-related decisions, including altering their investment positions and petitioning the government to amend SOX." We therefore believe that the Proponent's proposal is clearly directed at involving the Company in the legislative process. As noted in our prior letter to the Staff, the Staff has permitted the exclusion of such type of proposal pursuant to Rule 14a-8(i)(7). *See* International Business Machines Corporation (March 2, 2000) (excluding a proposal requesting a report on the potential impact on IBM of pension-related proposals being considered by national policy makers because the proposal appeared to be directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations).

The Proponent's Letter is Misleading

We also submit that certain of the Proponent's statements mischaracterize the federal securities laws and, as a result, the Company's obligations thereunder. The Proponent states that without the requested information, "shareholders are left in the dark" and such "outcome is not contemplated by the federal securities laws." The Proponent also states that disclosure of the requested information is "a basic tenet of the federal securities laws." As a large accelerated filer, the Company recognizes and acknowledges that it is subject to the clearly defined, specific disclosure requirements of the Exchange Act and the rules and regulations promulgated thereunder. Complying with such disclosure requirements is a major component of the Company's ordinary business operations. The SEC has amended companies' disclosure obligations since the adoption of SOX to better reflect the intent of the SOX legislation and to ensure that investors receive the type of information that is necessary to make investment decisions. To date, the SEC has not created an obligation for a company to disclose the costs, benefits or impacts of SOX, and Bear Stearns is not obligated to voluntarily provide more extensive disclosure than is required.

Request

For the reasons set forth above, as well as those set forth in greater detail in our letter dated December 20, 2006, we respectfully request that the Staff not recommend any enforcement action if the Proponent's proposal is omitted from the Company's proxy materials.

As required by Rule 14a-8(j), six copies of this letter are enclosed herewith and a copy of this letter is simultaneously being sent to the Proponent. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

cc: The Free Enterprise Action Fund

EXHIBIT A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

February 2, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Bear Stearns Companies, Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 18, 2006 request by the Bear Stearns Companies, Inc. ("Bear" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Bear's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Please be advised that the FEAOX did not receive a copy of the Bear Stearns request until January 17, 2007 – almost one month after the date that the FEAOX was entitled to notice under Rule 14a-8. The FEAOX is concerned that this rule violation as well as other potential irregularities associated with Bear's interaction with the Staff – discussed in prior correspondence – may have prejudiced the Staff's review of the Company's request.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is not excludable for any of the reasons claimed by Bear.

THE PROPOSAL

The Proposal states in its entirety:

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and

2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

RESPONSE TO BEAR's CLAIMS

I. Summary of the Proposal

The Proposal requests that Bear prepare a report on the costs and benefits to the Company of the Sarbanes-Oxley Act of 2002 ("SOX"). Although SOX was enacted to improve investor protection and confidence, significant public debate has arisen about whether SOX's costs outweigh its benefits to companies. SOX is a significant social policy that may impose substantial costs on Bear and that also may also impact Bear's business opportunities.

Given the ongoing public debate about SOX, the Proposal views SOX as the sort "significant social policy issue" contemplated in Exchange Act Release No. 40,018 (May 21, 1998). Because the Proposal addresses a significant social policy issue – i.e., balancing the costs and benefits of the investor protection and confidence offered by SOX – that is the subject of considerable public debate, the Proposal is not excludable from proxy materials merely because it may relate in some manner to some aspect of ordinary business operations.
The purpose of the Proposal is in the nature of disclosure. That is, shareholders are entitled to know how the significant social policy issue of SOX impacts their investment in Bear.

The Proposal requests information about costs and benefits incurred by Bear in the implementation of SOX – a similar request to what the Staff previously deemed appropriate for the shareholder proposal in *General Electric Company (January 17, 2006)*. The only difference between the two proposals is that in *General Electric Company*, the global warming policy at issue was self-imposed whereas the instant Proposal focuses on a financial regulatory policy externally imposed on Bear. We believe that the source of the policy is not material with respect to whether the Proposal is excludable. Both global warming and SOX are subjects of considerable public debate that transcends ordinary business operations. As such, SOX constitutes a significant social policy issue of the type discussed in Exchange Act Release 40,018.

The Proposal does not seek to monitor or micro-manage the Company's implementation of SOX; it does not seek to engage Bear in public debate about SOX; it does not contain false and/or misleading statements; and it is not vague or confusing to shareholders.

The Proposal merely requests information that may be material to shareholders and that is not available from any place other than Bear. With the information requested by the Proposal in the hands of shareholders, they may then take any action on their own that they deem appropriate including increasing or decreasing their investment in Bear and/or petitioning the government to amend the law. Without such information, shareholders are effectively left in the dark. Such an outcome is not contemplated by the federal securities laws and cannot be considered as sound public policy.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

Bear asserts that the Proposal is excludable because compliance with SOX is "fundamental to management's ability to run the company on a day-to-day basis" and "could not as a practical matter, be subject to shareholder oversight."

But the Proposal does not in any way seek to interfere with management's ability to run the Company or subject management to inappropriate shareholder oversight. Nor does the Proposal interfere with management's implementation of SOX. The Proposal merely seeks a report on the impacts of SOX on the company.

Bear is the unique repository of information pertaining to the costs and benefits that may be attributable to SOX. Shareholders are entitled to know whether and to what extent laws and regulations may adversely impact their investments. Such disclosure of material information is a basic tenet of the federal securities laws.

Given the information requested by the Proposal, shareholders might then be able to make more informed decisions with respect to increasing or decreasing their investment in Bear or perhaps petitioning the government for appropriate changes in the law. Without the information requested by the Proposal, shareholders are effectively left in the dark – which is contrary to the intent of securities laws and regulations.

The issue at hand is not how management is implementing SOX, but how SOX may be impacting shareholders. The Proposal seeks information about the impacts of SOX on the Company, not oversight of management. The Proposal in no way questions management's compliance with SOX. The Proposal assumes that management is in compliance with SOX. The information requested by the Proposal would shed light on whether the benefits of the law outweigh its costs and thereby provide shareholders with relevant information to make appropriate decisions.

Bear asserts, but does not explain how the Proposal seeks to micro-manage the Company. Without support, Bear's assertion cannot stand.

Bear also asserts that the matters addressed by the Proposal are "too complex" for shareholders to make an "informed judgment." But almost two-thirds (63 percent) of Bear's shareholders are sophisticated institutional investors or insiders. Surely the Proposal's cost-benefit analysis of SOX is not "too complex" for them. Moreover, all shareholders are deemed competent to understand the complex, and often Byzantine, financial disclosures required of all companies. It is not credible to claim that shareholders are incompetent to weigh the costs of SOX against its benefits.

Once again, the Proposal does not intend to interfere with Bear's compliance with SOX. The Proposal merely requests disclosure of information about the impacts of such compliance so that shareholders may make informed investment-related decisions.

II. The Proposal does not request Bear to perform an assessment of liabilities.

The Proposal asks for a report the actual costs and impacts of SOX on Bear. The information requested by the report is simple and straightforward. It does not request Bear to speculate about or perform an internal assessment of risks and liabilities. Bear does not explain or offer any evidence to support its assertion other than its specious effort to confuse "costs" with "liabilities." In an accounting sense, "costs" are on the liabilities side of the ledger, but costs are incurred expenses, not future and conditional liabilities.

III. SOX is a significant social policy issue.

Bear asserts that the Proposal does not come within the "significant social policy issue" exception to the ordinary business exclusion. But SOX is the subject of an ongoing major public policy debate with significant social and economic implications. Consider that:

- The Committee on Capital Markets Regulation just issued a report calling for SOX reform;
- The Securities and Exchange Commission is considering changes in the implementation of SOX;
- SOX compliance costs have been estimated to be as high as $1.4 trillion;
- A sample of recent media headlines spotlighting the debate include, "Sarbanes-Oxley Helps Fill Coffers Of Foreign Bourses, Private-Equity Firms" (Barron's, Oct. 16) and "Sarbanes-Oxley Brings U.S. Firms IPO Earnings Abroad" (Bloomberg.net, October 30, 2006).
- The Proposal itself spotlights several prominent articles in the media concerning the costs and benefits of SOX.

Because SOX has such significant social impacts and is the subject of considerable public debate in the media, government and business world, SOX is a significant social policy issue within the meaning of Exchange Act Release No. 34-12999 (Nov. 22, 1976) and Exchange Act Release No. 34-40018 (May 21, 1998).

IV. The Proposal does not seek to involve Bear in a political or legislative process.

The Proposal quite clearly states,

> Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

The purpose of the Proposal is disclosure to shareholders so that they may use the information as they see fit with respect to their investments.

V. The Proposal does not contain vague and indefinite statements that are materially false and misleading.

Bear asserts that the terms "Sarbanes-Oxley Right-to-Know Report," "costs," "benefits, and impacts" are vague and indefinite statements that would mislead shareholders.

Bear asserts that the Proposal's title "Sarbanes-Oxley Right-to-Know Report" will confuse shareholders into thinking that the sort of report requested in the Proposal is somehow required or contemplated by SOX. This is not a reasonable or fair reading of the entire Proposal. The Proposal points out that there is controversy over the impacts of SOX on companies and that shareholders have the right to know what those impacts are.

The Staff has already determined in *General Electric Company (January 17, 2006)* that the "costs" and "benefits" terminology is not excludable a vague and confusing. Moreover, the

Proposal, in fact, affords Bear much latitude to define the contents of and terms used in the requested report.

Bear's assertion that measuring the "impact" of SOX on the Company's investment banking business won't be understood by shareholders is without foundation. There have been numerous recent articles in major media about how SOX may be impacting the investment banking business.

In addition to those news articles cited in the Proposal's Supporting Statement, recent major media articles spotlight the vigorous debate over the impacts of SOX, including: "U.S. competitiveness is at risk, says report; Sarbanes-Oxley, regulations hampering capital markets' strength, say CEOs (MarketWatch.com, November 30, 2006); and "Sarbanes-Oxley Brings U.S. Firms IPO Earnings Abroad" (Bloomberg.net, October 30, 2006).

Shareholders are quite aware of the debate over SOX's impact on the investment banking business. What shareholders lack, though, is information that the Proposal would provide to help them sort fact from fiction.

There is nothing genuinely vague about the Proposal. In any event, to the extent that uncertainty exists, Bear is free to use its best judgment in determining how to do the report.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Bear's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Bear and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Bear and its counsel. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Bear's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Kenneth Edlow, Bear Stearns Companies
Dennis J. Block, Cadwalader, Wickersham & Taft

EXHIBIT B

The New York Sun

December 11, 2006 Edition > Section: Opinion > Printer-Friendly Version

Remember The Shareholder

BY THOMAS BORELLI and STEVEN MILLOY
December 11, 2006
URL: http://www.nysun.com/article/44908

What if someone threw a Sarbanes-Oxley reform party and no one from Wall Street showed up?

An independent bipartisan panel of 22 financial and legal experts just issued a 135-page interim report recommending ways to improve American competitiveness in global markets. Not surprisingly, the Committee on Capital Markets Regulation, as it is formally known, identified the Sarbanes-Oxley Act of 2002, known as SOX, as a major problem.

While embracing SOX's goal of enhanced investor protection, the committee favored reducing SOX's internal compliance costs, which are $4.36 million in the first year of implementation for the average company. It acknowledged that companies were moving abroad. But it reached no important conclusion on the competitiveness issue other than to recognize that available data are insufficient. The uncertainty generally surrounding SOX's effects led the committee to recommend that regulators collect better and more complete information relating to compliance costs.

But what are those costs? This is an important question. For while the price of fraud is often all too visible — Enron — the costs of regulation are often left out of the competitiveness equation because they are simply too hard to quantify. Regulations such as SOX amount to a sort of "Enron tax" upon public companies, even virtuous ones. In addition, the securities industry is a cozy place. Companies wary of regulators for a number of reasons — reasons that may have nothing to do with these costs — are sometimes unwilling to spotlight costs or to complain out of fear of antagonizing those regulators. The feel-good assumption that "people are more confident" since the passage of SOX is itself tricky, for if companies want to commit fraud, they still may.

But to get back to the costs. We too, as shareholders in companies at issue, wanted to know. So we recently filed shareholder proposals with Wall Street firms — including Morgan Stanley, Lehman Brothers, Bear Stearns, and Merrill Lynch — requesting that they report to shareholders about SOX's costs and benefits, in terms of both internal compliance costs and investment banking business. We called this proposal "the Sarbanes-Oxley Right to Know Report." We want the proposals to be included in those firms' 2007 proxy materials so that shareholders may vote on them. We reminded the companies that "since the company operates for the benefit of shareholders, they have the right to know how laws and regulations impact company operations."

We've been disappointed by the response so far from these firms.

One company contacted us in an effort to negotiate our proposal away. The company indicated that it had no idea what SOX cost and no clue as to how to approach the question of the law's effect on its investment banking business. We were chagrined, but the company at least made an effort to discuss an important issue with some of its shareholders.

Morgan Stanley and Lehman Brothers, in contrast, chose another approach. Both had law firms petition the Securities and Exchange Commission on their behalf for permission to exclude our shareholder proposal from their 2007 proxy materials. To us they seem to be denying shareholders the ability to get information on how SOX is affecting their investments.

In their petitions to the SEC, both Morgan Stanley and Lehman Brothers characterized our proposal as problematic. One lawyer wrote that "the creation of a report assessing the various 'costs' and 'benefits' of Sarbanes-Oxley, even if its ultimate parameters were understood, would place an undue burden on the Company, and we believe that such a report would not benefit Morgan Stanley shareholders. Seeking such a report would, we believe, be an instance of shareholders seeking to micro-manage ordinary business activities. ..."

It's not at all clear to us, however, that asking for a report on SOX's costs and benefits is akin to micro-management. As shareholders, we're not at all interested in meddling with how the firms comply with SOX. Rather, we simply want to know whether and how the law affects our investment. Moreover, such information is not available from another source.

The company petitions also assert that the requested information is too complex for shareholders to use to make informed judgments. So while the government deems shareholders competent enough to understand the complex Byzantine financial data disclosed by companies, the companies are trying to convince the SEC that their shareholders — many of whom are sophisticated institutional investors — are not capable of making sense of SOX's effects.

It is also worth noting that Thomas Russo, Lehman Brothers' vice chairman and chief legal officer, was a member of the committee that recommended collecting more data on the costs and benefits of SOX.

Our proposal merely requests information that is material to shareholders and that would place them in a position to make appropriate investment-related decisions, including altering their investment positions and petitioning the government to amend SOX.

Faced with global competition in American financial markets — a long-term threat to both employment and the economy in New York City — some companies apparently can't be bothered to provide key information.

If our experience is indicative of Wall Street's interest in seeking reform measures sought by the committee report, we may be shackled with SOX and other unnecessary market regulatory burdens for some time to come.

Messrs. Borelli and Milloy advise the Free Enterprise Action Fund, an activist mutual fund that promotes free-enterprise principles within the companies whose shares it owns.

December 11, 2006 Edition > Section: Opinion > Printer-Friendly Version

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 20, 2006

The proposal requests that the board of directors prepare, by October 2007, a report on the costs, benefits and impacts of the Sarbanes-Oxley Act on Bear Stearns.

There appears to be some basis for your view that Bear Stearns may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Bear Stearns omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bear Stearns relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END